FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, April 23, 2007

CRUM & FORSTER COMMENCES TENDER OFFER
AND CONSENT SOLICITATION FOR
SENIOR NOTES DUE 2013

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that its wholly-owned subsidiary Crum & Forster Holdings Corp. (the “Company”) has commenced a tender offer to purchase for cash any and all of its outstanding 10-3/8% Senior Notes due 2013 (the “Notes”).

In conjunction with the tender offer, the Company also commenced a consent solicitation to eliminate substantially all the covenants and certain events of default, and to eliminate or modify certain other provisions. The tender offer and consent solicitation are being made pursuant to the Company’s Offer to Purchase and Consent Solicitation Statement (the “Statement”) dated April 23, 2007.

Holders who properly tender and deliver their consents to the proposed amendments on or prior to midnight, New York City time, on May 4, 2007, unless extended or earlier terminated (the “Consent Expiration Date”), will be eligible to receive the total consideration, which includes a consent payment equal to $30.00 per $1,000 principal amount of the tendered Notes.

Total consideration for the Notes will be determined using the standard market practice of pricing to the first redemption date. As such, the Notes will be priced at a fixed spread of 50 basis points over the bid-side yield on the 4.875% Treasury Note due May 31, 2008. The price will be determined at 2:00 p.m., New York City time, on May 4, 2007, based on a yield determined by the Treasury bid-side price reported by the Bloomberg Government Pricing Monitor, or any recognized quotation source selected by Merrill Lynch & Co., as the Dealer Manager (as defined below) in its sole discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous. The detailed methodology for calculating the total consideration for validly tendered Notes is outlined in the Statement, which will be available from the information agent beginning on April 23, 2007.

Holders who properly tender after the Consent Expiration Date but on or prior to the Offer Expiration Date (as defined below) will be eligible to receive as consideration the purchase price, which equals the total consideration less the consent payment.

In addition, all Notes accepted for payment will be entitled to receipt of accrued and unpaid interest in respect of such Notes from the last interest payment date prior to the applicable settlement date to, but not including, the applicable settlement date.

The tender offer will expire at midnight, New York City time, on May 18, 2007, unless extended or earlier terminated (the “Offer Expiration Date”). Settlement for all Notes tendered on or prior to the Consent Expiration Date and accepted for payment is expected to be promptly following the Consent Expiration Date. Settlement for all Notes tendered after the Consent Expiration Date, but on or prior to the Offer Expiration Date, is expected to be promptly following the Offer Expiration Date.

Consummation of the tender offer, and payment for the tendered notes, is subject to the satisfaction or waiver of certain conditions described in the Statement, including consummating an issuance of new senior debt securities in an amount sufficient (together with cash on hand) to pay for all Notes tendered and any related fees and expenses, receipt of consents from holders of a majority of the outstanding principal amount of the Notes, as well as other customary conditions.

Holders may withdraw their tenders and revoke their consents at any time before the proposed amendments become effective, which is expected to be promptly following the Consent Expiration Date, but not thereafter.

Merrill Lynch & Co. is acting as dealer manager and solicitation agent (the “Dealer Manager”) for the tender offer and the consent solicitation. The tender agent and information agent is D. F. King & Co., Inc.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer and the consent solicitation are being made only pursuant to the Statement.

This press release is neither an offer to sell nor a solicitation of an offer to buy securities. The new senior debt securities have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Requests for documentation should be directed to D. F. King & Co., Inc. at (800) 290-6429 (toll-free). Questions regarding the tender offer and consent solicitation should be directed to Merrill Lynch & Co. at (888) 654-8637 (toll-free) or (212) 449-4914 (collect).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941